Exhibit 21.1

List of Subsidiaries

Entity	Jurisdiction

Artificial Life Asia Ltd.	Hong Kong
Artificial Life Ventures, Inc.	Delaware
Artificial Life USA, Inc.	Delaware
Artificial Life Mobile Computing, Inc.	Delaware
Artificial Life Europe GmbH	Germany